Filed by Huntsman Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Huntsman Corporation
Commission File No. 1-32427

HUNTSMAN CORP.
Ticker: HUN

Q2 2017 Earnings Call

July 27, 2017

***

MANAGEMENT DISCUSSION SECTION

Operator:  Good day, ladies and gentlemen, and welcome to the Q2 2017 Huntsman Corporation Earnings Conference Call hosted by Ivan Marcuse. My name is will a Lashonda [ph] and I’ll be your operator. At this time, all participants are in listen-only made. Later we will conduct a question-and-answer session. [Operator Instructions]. As a reminder, this conference is being recorded for replay purposes.

I’ll now turn the conference over to Mr. Ivan Marcuse, Vice President of Investor Relations. Please proceed.

Ivan Marcuse, Vice President, Investor Relations

Thank you, Lashonda [ph], and good morning, everyone. I am Ivan Marcuse, Huntsman Corporation’s Vice President of Investor Relations. Welcome to Huntsman’s Second Quarter 2017 Earnings Call. Joining us on the call today are Jon Huntsman, our founder and Executive Chairman; Peter Huntsman, President and CEO; Sean Douglas, Executive Vice President and CFO; Simon Turner to be the President and CEO of Venator; and Kurt Ogden, to be the Senior Vice President and CFO of Venator.

This morning, before the market opened, we released our earnings for the second quarter and first half 2017 via press release and posted it to our website Huntsman.com. We also posted a set of slides on our website which we will use on the call this morning while presenting our results.

During the call, we may make statements about our projections or expectations for the future. All such statements are forward-looking statements and while they reflect our current expectations, they involve risks and uncertainties and are not guarantees of future performance. You should review our filings and the Securities Exchange Commission for more information regarding the factors that could cause actual results to differ materially from these projections or expectations. We do not plan on publicly updating or revising any forward-looking statements during the quarter.

We will also refer to non-GAAP financial measures such as adjusted EBITDA, adjusted net income, or loss and free cash flow. You can find reconciliations to most directly comparable GAAP financial measures in our earnings release which has been posted to our website at Huntsman.com.

Lastly, as you are aware, we have continued to pursue the separation of our Pigments and Additives business from the form — through the formation of Venator. In our prepared remarks,

we will comment on second quarter performance of our Pigments and Additives segment and the material factors underlying period-to-period changes in this business. While conference call participants may ask questions about the Pigments and Additives segment during the Q&A portion of this call, we want to advise participants in advance that we may refrain from answering certain questions due to securities laws restrictions that currently apply to our communications related to this segment.

In our earnings release this morning we reported second quarter 2017 revenue of $2.6 billion, adjusted EBITDA of $413 million and adjusted earnings of $0.85 per diluted share.

I will now turn the call over to Peter Huntsman, our President and CEO.

Peter Huntsman, President, Chief Executive Officer & Director

Thank you very much, Ivan. Good morning, everyone. Thank you for taking the time to join us this morning.

Let’s turn to slide number three, adjusted EBITDA for our Polyurethanes division was $167 million. Our MDI Urethanes business which includes propylene oxide recorded adjusted EBITDA of $165 million which is up $13 million over the prior year quarter in spite of a $15 million planned Rotterdam turnaround impact. It should be noted that our Urethanes business continues to consistently report 18% EBITDA margins. Our strategy and strategic focus remain on growing our differentiated downstream MDI portfolio.

In the first half of this year, we completed a planned maintenance project at our MDI facility in Rotterdam. As noted, this planned project, which occurs once every four years, impacted our results in Q2 by $15 million in total by $20 million for the first half of 2017. We also had an unplanned outage at our PO/MTBE facility that decreased EBITDA by $10 million in the quarter.

As a result of the planned Rotterdam maintenance, our ability to grow MDI was impacted, down 6% overall versus prior year. Excluding the impact of our maintenance activities in the second quarter, our MDI growth would have been 4%, which even so is capped because of capacity constraints. End market demand for MDI remained strong. We expect our own growth to be positive next quarter now that we have our major maintenance activities behind us.

Our North American business grew at 7% versus prior year, driven by higher volumes in composite wood products and growth in our downstream differentiated consumer businesses. We were capacity-constrained in Europe and Asia, and we strategically grew our differentiated portfolio while deselecting cyclical component volumes. Underlying demand in both regions remained strong across our Insulation, Automotive and Ace businesses. While we expected some correction in margins in Asia during the quarter, profitability in both regions remained healthy.

In Europe, we were pleased to add to our growing downstream polyurethane system-house network as we completed the purchase of IFS Limited, the U.K.’s leading independent formulator of MDI-based systems. Our MTBE business reported EBITDA of $2 million which was an improvement versus the first quarter but down compared to the $19 million reported last year. The average C-Factor, which is an industry proxy for MTBE contribution margins, was $0.80 per gallon versus $0.89 per gallon last year.

During the second quarter, we moved closer to completing mechanical construction of our MDI joint-venture facility in Caojing, China, that will be ready to be commissioned by the end of this year, and we expect commercial operations during the first quarter of 2018. As a reminder, we believe that once fully operational, this new facility will contribute roughly $85 million in annual EBITDA with an estimated $20 million benefit in 2018.

As our world scale — also our world scale PO/MTBE joint venture in China is currently progressing through its start-up phase, which is so far occurred with minimal issues. A reminder, we own 49% of this joint venture which utilizes Huntsman PO/MTBE technology. We expect our PO/MTBE joint venture to contribute roughly $10 million to $20 million in equity income in 2018. Finally, our previously announced 60,000-kiloton de-bottleneck at our Rotterdam MDI facility will be commissioned by the end of the year and will help us further grow our European business where we see strong end-market demand.

As we look forward to the third quarter, the fundamentals in MDI Urethanes business remain positive and our strategy to drive downstream remain our focus. With our maintenance projects behind us, we will see the third quarter yielding a stronger performance than this past quarter.

Let’s turn to slide number 4. The Performance Products segment had a strong quarter and earned what I consider to be a more normalized level of margins in the high teens. EBITDA was $102 million, which is $24 million above last year when excluding the European Surfactant business we sold at the end of December 2016. The improvement was the result of 9% volume growth combined with the division’s continued focus of reduction of controllable costs. On a sequential basis, Performance Products increased $18 million as a result of higher volumes, lower indirect costs, and further margin improvement in Amines, Maleic Anhydride and Surfactants. Both Maleic and Surfactants saw some margin and volume benefit from a balanced North American market due to increased demand in the quarter.

Looking forward to the next quarter compared to the second quarter, we anticipate it will be seasonally lower in addition to a lower contribution margin from the upstream business. Also, as we have discussed on past earlier calls, this business will be impacted by a planned multiyear maintenance turnaround during the third quarter which we currently expect to impact EBITDA by $15 million to $20 million. We expect third quarter results, even after our planned maintenance projects, to exceed last year’s results.

Let’s turn to slide number 5. Our Advanced Materials business reported EBITDA of $56 million in the quarter. Despite lower sales into the less-profitable base-liquid resins market, our total volume was up slightly. Excluding the negative volumes impact of DLR, volume was up 6% in our core specialty businesses. EBITDA was slightly lower in the quarter primarily due to the adverse effect of higher raw material cost, lower aerospace volume, and lower pricing in the competitive wind markets. Aerospace remains firm, but in comparison to last year, our products serving the aerospace market benefited from higher than normal widebody demand which is more normal now. Looking forward to the next quarter and the second half of 2017, we expect modestly higher EBITDA primarily driven by the positive volume trends we’re seeing in our differentiated businesses.

Turning to slide number 6, our textile effects division reported EBITDA of $24 million. We believe that this business is growing at above market growth rates if total volumes are up 6% in the quarter. We have experienced five sequential quarters of year-on-year growth, which much of this growth is coming from key regions such as China and India as this business is focused on bringing value-added and sustainable solutions to its customers in order to grow with them.

We still believe that this business is capable of generating a mid-teen EBITDA margin in the next few years. Currently, its return on net assets over the last 12 months is in the range of about 15% which remains well above the previous year. Looking toward the third quarter, we anticipate that this business will see a normal seasonal decline versus the second quarter but results should be up versus the prior year.

Turn to slide number 7. In the second quarter, our Pigments and Additives division earned $114 million of adjusted EBITDA. This represents a significant improvement compared to $31 million in the prior year period and $69 million in the prior quarter. Venator further provides — further divides the Pigments and Additives business into two reporting segments, Titanium Dioxide and Performance Additives. As you can see, earnings from the Performance Additives segments were very stable. The earnings improvement for the business in aggregate is primarily attributed to the higher TiO2 selling prices and the delivery of $6 million in cost savings from our business-improvement program during the second quarter of 2017. Average selling price for TiO2 are steadily improving.

We announced the price increase of $250 per metric ton effective in the second quarter of 2017, successfully captured more than three-fourths of this announced price increase. The second quarter capture rate was higher than the first quarter capture rate of approximately one-half primarily due to seasonally stronger demand.

We have announced a price increase of $250 per metric ton effective in the third quarter of 2017 and expect to capture between one-half and three-fourths depending on the region and market conditions. As we think about TiO2 margins going forward, we expect that there may be modest increases in raw-material costs in the near term.

Our titanium dioxides finished goods inventory on hand at the end of the second quarter 2017 was lower than it’s been in the past several years. This is a trend that we believe is being experienced across the titanium dioxide industry.

Before sharing some concluding thoughts, I’d like to turn a few minutes over to Sean Douglas, our Chief Financial Officer.

Sean Douglas, Chief Financial Officer & Executive Vice President

Thank you, Peter. Our adjusted EBITDA increased to $413 million in the second quarter of 2017 compared to $317 million in the prior-year period pro forma for the sale of our European Surfactants business.

Let’s look in on slide 8. The two biggest drivers of this year-over-year improvement in adjusted EBITDA were volume and price which were only partially offset by higher direct costs and the maintenance outages that Peter noted earlier. Compared to the prior quarter, our adjusted EBITDA increased to $413 million from adjusted EBITDA of $329 million in the first quarter. The $84 million in sequential improvement in adjusted EBITDA was again primarily driven by volume and price which more than offset by higher — more than offset by higher direct costs and outages.

Turning to slide nine, we ended the quarter with approximately $1.3 billion of liquidity, the same level of liquidity as at the end of last quarter, even after paying down $157 million of debt in the quarter and reducing the size of our securitization facility by €75 million in preparation for the separation of our Pigments and Additives division.

Free cash flow generation remains a high priority for our company in 2017. In the second quarter, we generated $251 million in free cash flow, including $90 million from a tax refund in the second quarter. As we explained, last year we enjoyed an unusual material benefit from a step-change in our working capital as compared with this year’s second quarter. That step-change benefit amounted to approximately $250 million throughout the year. We continue to focus heavily on optimal working capital management and have managed to retain the step-change secured last year. Free cash flow in the quarter was $31 million below last year, primarily due to this difference in working capital, partially offset by an increase of $88 million in adjusted EBITDA and the previously mentioned tax refund.

We remain focused on strengthening our balance sheet. At the end of the quarter, our net debt to trailing-12-month adjusted EBITDA stood at 2.9 times. This compares to a year ago when our net leverage was at 3.8 times. During the quarter, we paid down about $157 million in debt and just yesterday we prepaid $100 million on our term loan B due 2019. From the beginning of 2016, through today, we have repaid over $800 million of our debt. The expected proceeds from the separation of our Pigments and Additives business combined with ongoing free cash flow will continue to give us opportunity to further strength significantly deleverage.

During the second quarter of 2017, we recorded income tax expense of $45 million and had net income tax cash receipts of $60 million due to a $90 million refund received during the quarter. We estimate net overall cash taxes to be close to zero in 2017 given the refund we received this quarter. Higher earnings in countries with valuation allowance s and a lower adjusted effective tax rate of — resulted in a lower adjusted effective tax rate of 19% in the second quarter.

Excluding Pigments and Additives going forward, we now expect our long-term adjusted effective tax rate to be in the range of 25% to 28% versus our previous expectation of 30%. The reduction in our expected long-term tax rate is largely due in a shift in expected earnings geographically to jurisdictions with lower effective tax rates. Our 2017 effective tax rate should be lower than our long-term rate, likely in the 20% to 25% range.

In 2017, we expect to spend approximately $380 million in capital expenditures net of reimbursements which includes our Pigments and Additives business. Pro forma 2017 CapEx for Huntsman excluding Pigments and Additives would be approximately $290 million. Concerning that the fire at Pori that occurred in the first quarter within the Pigments and Additives business, we have received $130 million of insurance proceeds through the second quarter 2017. In July, we received an additional $11 million. Any unspent proceeds will transfer to Venator upon separation. As of June 30, the estimate was approximately $77 million of unspent cash.

In summary, we continue to focus on generating strong free cash flow. For the first half of 2017, we realized $333 million of free cash flow, allowing us to pay down $265 million of debt through the current date. I will remind you that last quarter, we raised our 2017 free cash flow target to greater than $450 million. Excluding Pigments and Additives from the second half of 2017, we target generating in excess of $150 million of additional free cash flow.

When combining what we have achieved in the first half of 2017 with what we expect in the second half, without Pigments and Additives included in the second half, we are well on track to exceed the $450 million target. Our balance sheet is consistently becoming stronger and will benefit meaningfully from the additional deleveraging expected by the pending separation of our Pigments and Additives business.

I will now turn back the call to Peter for some concluding remarks.

Peter Huntsman, President, Chief Executive Officer & Director

Thank you, Sean. Our current priorities as a company are threefold: first, to increase the value of Huntsman Corporation and operate it as safely and responsibly as possible; second, to complete the separation of our Pigments and Additives business; and third, to complete our announced merger with Clariant. I would like to comment on each of these objectives.

The non-Pigments-and-Additives divisions of Huntsman collectively showed improvements over a year ago and the previous quarter. We see continued room for improvement in growth in margins. Additionally, we continue to generate strong free cash flow and paid down an additional $100 million of debt just this week. Sean just noted for the first half of 2017, we realized $333 million of free cash flow and, excluding Pigments and Additives from the second half of 2017, we target generating in excess of $150 million of additional free cash flow. As a reminder, since the beginning of 2015, we have paid down over $800 million of debt.

Let’s move on to slide number 10. With respect to our second objective, the separation of our Pigments and Additives business, on Monday, July 24, we launched the IPO of our Pigments and Additives division known as Venator. We successfully undertook the issuance of new debt financing for Venator in preparation for the separation, including a bond offering of $375 million with a coupon of 5.75% due 2025 and commitments for a term loan B of $375 million due 2024 at LIBOR plus 3%.

Venator will also have an asset-based loan with a commitment of $300 million upon closing. Once the IPO successfully completed, Venator will return back roughly $725 million of net proceeds to Huntsman which will be used to reduce debt. This will be in addition to the IPO proceeds we expect to receive upon closing the IPO in which we are presently engaged.

As noted on slide number 10, Huntsman’s remaining business is comprised of a differentiated business with an overall EBITDA margin of about 15%, which we only intend to increase going forward. Assuming the completion of the IPO, starting in the third quarter in our financial statements we will classify Venator as held for sale, which going forward will exclude its earnings from our adjusted EBITDA and be treated similar to discontinued operations. This will allow the investment community to see the results of the go-forward Huntsman business even while Huntsman may retain a controlling interest in Venator for a temporary timeframe. We expect that Huntsman’s corporate expenses will reduce — be reduced by $5 million to $10 million on an annual basis.

With respect to our third objective, that being the merger of Clariant, we have included an update on how the merger is progressing. Let’s turn to slide number 14 and review that. Together, the businesses will significantly benefit from a complementary asset geographic footprint which will advantage the integration of our EO chain and the means as well as cross-selling opportunities. These high-margin sales opportunities are not included in our synergy targets, but we are only in the early stages of our planning our integration.

We believe these opportunities should add in excess of 2% per annum of combined revenues of roughly 20% EBITDA products. Furthermore, the combined innovation and product know-how of both companies will open the door to new product development and applications. Subsequent to the merger, the combined business will enjoy a pro forma EBITDA margin in excess of 17% including synergies.

This merger offers a compelling strategic rationale for many different aspects. It combines Huntsman’s legacy of entrepreneurship and low-cost efficiency with Clariant’s innovation in business excellence. Today, in addition to capturing the commercial synergy opportunities I just mentioned from cross-selling opportunities, I’m very confident that we will achieve in excess of $400 million in annual cost synergies in addition to the $25 million in annual cash tax savings that we have identified. The cost synergies alone will create in excess of $3.5 billion in value.

Another tremendous benefit in this merger is the creation of a stellar balance sheet with pro forma leverage under 1.5 times EBITDA. This will facilitate great flexibility for driving additional downstream growth organically and through acquisitions and provide opportunities for additional capital return to shareholders. Slide 15 and slide 16 drives down into more detail on many of the points that I have just made.

Turn to slide number 17. The integration teams were formed promptly following the announcement and the initial planning for day-one implementation of our integration plan is well on its way. I could not be happier with how smoothly everything is progressing. Already engaged in this effort to plan the implementation of our synergies and integration initiatives are over 100 individuals dedicated to the overall success. Regulatory filings have been initiated in all key jurisdictions and are working through the appropriate channels. We stated when we announced this deal we do not anticipate any regulatory road blocks. We are still targeting a close near year-end to occur. Efforts are underway for the preparation of the F-4 filings expected to be made with the SEC in early September. We expect this will enable the proxy statements to be mailed to shareholders in early November.

As we now have had the opportunity to meet with most of Clariant’s top long-term shareholders, our integration team leads, customers and suppliers, I’ve had great — I’ve been greatly impressed with the similarities, shared objectives and further opportunities. More than just a combination of quality assets and businesses, Huntsman Clariant will have the industry’s finest and most creative people. I’m confident that further improvements will continue to emerge as we near our closing in the creation of one of the industry’s leading companies.

Back to you, Ivan.

Ivan Marcuse, Vice President, Investor Relations

Thank you, Peter. Lashonda [ph], will you explain the procedure for Q&A and then open the line for questions?

QUESTION AND ANSWER SECTION

Operator:  Absolutely. [Operator Instructions] Your first question comes from the line of Kevin McCarthy.

<Q — Kevin McCarthy — Vertical Research Partners LLC>: Yes. Good morning. Couple questions on MDI, Peter. It sounds like your volumes there would have been about 4% as adjusted for various things. How do you think that compares to the market rate of demand growth? And do you have any price increases on the table for the third quarter in that business?

<A — Peter Huntsman — Huntsman Corp.>: Well, if we look at our MDI on a pro forma basis, again if I strip out the outages that we had because of the planned maintenance, we saw volumes increase in North America, U.S. and Canada markets, by about 8%. We would have seen growth in Europe of about 7%, and we would have been down a little bit in APAC as we redeploy MDI around the world and so forth.

We certainly are starting to bump up against capacity constraints. If we had the volume, we’d be able to sell it into the marketplace. And I think that our additional capacity that will be coming in Caojing at the end of the year, early part of next year, is going to be very important for us to be able to continue that growth. But even without the growth of more MDI, of crude MDI, we’re continuing to take the crude MDI that we’re selling into the market, the MDI that we’re selling into the market, and moving that into our formulation and downstream system houses as aggressively as we can and that will be the area of the business that we’ll continue to see the growth in the margin expansion going forward

<Q — Kevin McCarthy — Vertical Research Partners LLC>: Great. And then, Peter, as a second question if I may, with regard to the pending Clariant MOE, you’ve had some activists emerge. What can you say about your confidence level that Clariant will gain shareholder approval, and this will proceed?

<A — Peter Huntsman — Huntsman Corp.>: Well, I’ve had the opportunity since the time of closing. Matter of fact I’ve spent the majority of my time since the time of closing having had the opportunity to spend with my counterpart and my colleagues in Clariant and the vast majority, 90% of that time, have been visiting Huntsman and mostly Clariant long-term shareholders, and I would just say that there’s virtual unanimous agreement in this transaction particularly as individuals have a right — or have the — take the time to look into it, the similarities, the opportunities of transactional revenues and synergies coming from this merger. This really is building an industry leader, and I’m very confident that this is going to have shareholder support, and that it’s going to be going through.

<Q — Kevin McCarthy — Vertical Research Partners LLC>: Thanks very much, Peter.

Operator:  Your next question comes from the line of Robert Koort. Please proceed.

<Q — Bob Koort — Goldman Sachs & Co. LLC>: Thank you very much. Peter, I guess I had two questions. You had mentioned holding the Venator shares for a temporary timeframe. Can you talk about what sort of the thought process is on how you’ll proceed there? And then secondly, it looks like in your merger slides may be a new characterization of Plastics and Coating and Textile effects as managed for cash and turnaround. Given that Textiles had been part of the Venator spin originally, does that suggest it could also be a candidate for divestiture and maybe that’s one of the other ways to manage the cash is to generate it through asset sales? Thanks.

<A — Peter Huntsman — Huntsman Corp.>: Yes. I think that as we think about the remaining Huntsman shares in Venator, we’re obviously in a lockup period for the next six months. And so we won’t be seeing any secondaries unless market conditions would allow us to do that. I’d like to see us be able to monetize those shares as soon as we can. I certainly don’t want to fire-sale them. And it’s a — Venator is a great company. It’s going to have a great future going forward as I look into 2017, 2018, 2019.

I look at the long-term pricing trends and so forth. I think it’s a great company. It’s heading in a great direction. So we would like to see those shares go into the hands of investors that want to keep — that want to invest in Venator on the long-term, and we’ll be selling those shares as we have an opportunity to do so. But again, I wouldn’t see that there’s going to be a mass exit or panic of trying to get out of these as quickly as possible. This is an orderly transition that will be taking place here.

Let’s see. With regards to the second question around textile effects. I think that we have looked at text tile effects again. I think we mentioned on Investor Day about a year, year and a half ago. This is a business that we expected to see continued improvements. We expected it to move towards a triple digit EBITDA level, a double-digit margin level, and a double digit return on asset level, which a year and a half ago, two years ago, it wasn’t doing any of those things. And today we’re running at about a 15% RONA, and we’re up over, you know, 10% of margins in the business. We’re up almost 13%. And we continue to see this business in a turnaround effect.

I think the idea of selling or divesting of any division at this point before, as we’re moving into closing on a transaction here, it would be premature to make any decisions today as what we’ll be doing longer term. I would just note that if we have $400 million, and I think we’ve been very clear in saying that we expect that we will be exceeding that number. But if we see a $400 million of cost benefits coming to these divisions, it would seemingly make sense to me that we ought to be taking advantage of the benefit of that synergy project coming out in the first two years of the merger, and then we’ll get selling an asset if you indeed wanted to sell an asset.

I think you’d want to make sure that you have the benefit of something like that. So — I mean, I’m just being personal here. I’m not sure to come out today in saying that we’re going to be quickly liquidating an asset would be the best route forward, but certainly with the larger pool of assets, with the larger pool of revenue and businesses that you have to spread your fixed costs about, we certainly I think, both companies on a combined basis will have greater flexibility to manage those assets going forward to how it will best benefit shareholders.

<Q — Bob Koort — Goldman Sachs & Co. LLC>: Thank you

<A>: Thank you.

Operator:  Your next question comes from Frank Mitsch.

<Q — Frank Mitsch — Wells Fargo Securities LLC>: Hey. Good morning, gentlemen. On the performance products business, that was one area of key upside. I was wondering if you could talk about the pace of your business throughout Q2 and how it started here in Q3? And you also mentioned that you were able to realize higher pricing in response to higher raws. How should we think about the interplay between pricing and raws in that segment? And the sustainability of the improvement? I think you mentioned, Peter, that you are expecting year-over-year improvement there despite the turnaround?

<A — Peter Huntsman — Huntsman Corp.>: Yes. I would just say typically with performance products, second quarter is our strongest quarter that we have. So, you know, I’m not sure that when we talk about a seasonally slower third quarter, that shouldn’t be a surprise. But we — I would certainly say that even with the expense of the turnaround in the third quarter, that $15 million to $20 million of expense, we believe that we’ll be over the previous year. And I think the strength in that business, you know, if we look at on a quarter-to-quarter basis year-over-year, we’re up in the means on EBITDA, we’re up in surfactants on a business that’s back on a normalized run rate.

If you look over the last couple of years, this has been a business that’s operating in the high teens, 18% EBITDA to sales. And I would expect this business to continue to improve throughout the remainder of the year in comparison to 2016. And I think the business has a very strong future to it.

<Q — Frank Mitsch — Wells Fargo Securities LLC>: And to that end, is there anything that you’re aware of in terms of capacity additions in either amines or maleic that might pressure 2018 or the way that we should think about this business as it is now? As you say back on the right trajectory?

<A>: I think that when we look at large world scale projects that would be adding meaningful capacities of amines and maleic into the industry, which I think would be the two businesses that I would be most concerned around capacity utilization. I think that — I don’t foresee anything in the industry. I don’t see any big projects that are coming on. So I -as I look out into 2018, 2019, I think this division is going to continue to be very strong and gradually continue to strengthen as it has over the last couple of years. This will be the business too.

As you look at the greatest synergy opportunities where we see meaningful operating synergies, marketing sales, technological overlaps between Huntsman and Clariant, it is between performance products and the care chemicals, and the natural resources, where you see a lot of the amines businesses. We’re selling into the amines chemistry going into the oil field services. Huntsman gets very excited about the idea that we’ve got dozens of people working in this area to expand this end of the business for us.

Clariant has hundreds of trucks that are throughout the North American U.S. markets, and when we talk about the combination between our amines business and the Clariant natural resources division, there’s great overlap. We look at the technology in amines and surfactants and so forth that we have in performance products, the EO chain. We look at the EO chain of chemistry that Clariant has in Europe. Again, you’re looking overall between these three divisions that I just mentioned. You’re looking at over a third of our combined businesses that have obvious overlap, and that’s where we’ve looked and have already, we believe, we’ve seen an excess of 2% of revenues, 20% sort of margin business.

So as I look at just performance products on a standalone basis, great division. It’s going to continue to improve over the next couple of years. I look at the performance products, and I overlap that with care chemicals and natural resources with Clariant. It’s going to be an even better business. Even stronger business that will have cost opportunities to be taken out and revenue enhancement and margin enhancement that will be coming in. So this will obviously be a very core business going forward.

<Q — Frank Mitsch — Wells Fargo Securities LLC>: Thank you.

Operator:  Your next question comes from Mike Hanson. Please proceed.

<Q — Mike Hanson>: Okay. Can you hear me?

<A>: Yes, we can.

<Q — Mike Hanson>: I didn’t know if that was me or not. I apologize. Peter, in terms of EBITDA growth for 2017, on slide 10 you kind of highlighted your sort of the new Huntsman less Venator. What type of growth do you think you can generate in 2017? And then maybe just longer term this portfolio on its own should generate what type of earnings growth?

<A — Peter Huntsman — Huntsman Corp.>: Well, as we look at this without pigments and additives, we certainly would be looking here at probably I would say you need to look at on division-by-division basis, but we certainly ought to be doing I would think one and a half to two times GDP, you know, on a macro basis when we talk about consistent earnings growth. Now, some divisions are going to grow faster and others slower than that, and so forth, but certainly better than GDP sort of growth on an EBITDA basis. Cash flow generation is going to continue to be very strong. And as I look out over the next two to three years, we’ve just completed as I mentioned in my script, some very large projects in China. Joint venture projects on PO/MTBE and new MDI plans will be coming on at the end of this year.

An amines capacity this past year in Singapore, an MDI expansion in Rotterdam. You know, we are very well equipped to satisfy better than GDP growth in all of our businesses by the end of this year, better than GDP growth in all of our business for the next couple of years. And so I would consider us over the next couple years having stronger than GDP growth and to be able to maintain strong free cash flow.

<Q — Mike Hanson>: Okay. And then moving to the Huntsman Clariant, I was intrigued with your new commentary that you can add 2% revenue growth annually by leveraging care chemicals, performance products, natural resources and the EBITDA margins would be pretty good. Can you maybe give us a little bit more color on how that sort of flows through over the next couple years?

<A — Peter Huntsman — Huntsman Corp.>: Well, I think as we look at that, and I do have to be careful because these are areas that we need to have government approval on. So we’ve not had an opportunity to get into customer-by-customer, product-by-product and pricing on these things, nor will we be able to until we’re — until probably the time of closing around year-end. As we look at our existing customer base, our existing customers, particularly in North America, and we ask if we were to have the Clariant technology, the products and so forth, if we could add their supply chain into our existing supply chain.

What benefits would we see internally in these areas? We don’t want to be looking at Clariant customers, and what we’re seeing is there’s a tremendous amount of complementary production here. Not competing products. We supply many of the same customers, but we supply them different applications, and different formulations. And when you bring these together, and when you bring the routes to market that Huntsman has, particularly in North America, we see real benefit.

If we look at particularly the routes to market that Clariant has, and they’re advantageous supply chain, raw material position and so forth in Europe, I think that’s very strong. We get very excited when we look at those opportunities from a marketing and sales basis. When we look at where we’re trying to go in natural resources and so forth in our own businesses and where we’ve started to move in the last couple of couple of years with our amines and moving downstream in amines, we’re the largest producer of amines. I think we’re the lowest cost producer of amines globally when you take our entire portfolio, and we want to move that further downstream. We want to accelerate the growth of our amines. And the combination of Clariant, obviously, we’re there already in many of those downstream applications.

We take a very steady and very competitive supply chain and we put it together with their further down strengths, and again and I talk about a 2% revenue on the size of company like this with a 20% margin. We will certainly be able to put more clarity into that as we get closer and as we’re able to, from a regulatory clearance perspective, be able to look at this in greater detail. But thus far, everything that we see tells us that the opportunities are going to be greater there and not less.

<Q — Mike Hanson>: Great. Thank you.

Operator:  Your next question comes from the line of Hassan Ahmed. Please proceed.

<Q — Hassan Ahmed>: Good morning, Peter.

<A — Peter Huntsman — Huntsman Corp.>: Good morning.

<Q — Hassan Ahmed>: Peter, obviously, as I take a look at your MDI results, you know, not polyurethanes generally, but MDI in particular. Margins have been quite steady eddie. High teens, call it 18% this quarter. From the sounds of it, supply demand fundamentals seem quite snug. It seems demand at least in the near to medium term, demand growth will exceed supply growth. So first question is, are you in agreement that at least near to medium term, despite some incremental capacity coming online, supply demand fundamentals should continue to be tight? So that’s the first part.

Second part is that as one sort of sits there and thinks about further tightness within the MDI chain, how much higher could your MDI margins go from where they are right now?

<A — Peter Huntsman — Huntsman Corp.>: Well, as I look at the supply and demand, I would strongly — well, I’d agree very much with what you had to say and I would just note that as we look at the health of our MDI business, we’re reporting here $144 million just in MDI. And I would just note that $15 million was the cost of the maintenance impact on Rotterdam. So really as we look at our second quarter 2017 sort of margins and pro forma basis, it’s around $159 million, $160 million versus $125 million of where we were last year. So as I look at that supply and demand basis, I do think that it’s going to be a relatively snug market over the course of the next couple of years here.

As we look at the large world scale projects that have been announced, there are only two of them that are really out there. I’m talking about large grassroots facilities. One of them is the [indiscernible] and I think that a lot of that, they’re going through their start-up right now, and I suspect that a lot of the pre-marketing for that is already out in the market. Their people have been out obviously preselling that material. So the impact of that while volumetrically may not be in the market, I think from a pricing perspective is already affecting parts of the market.

And then Huntsman will be coming on with our project early next year. After that, I don’t see large grassroots facilities, nothing that’s on the horizon. I would remind you that it takes a couple of years to build these facilities, permit, engineer, build them, and commission them. So

I think that we’re in a pretty well-balanced market environment for the next couple of years. I would just reiterate that as you look at Huntsman’s MDI business, 75% of our MDI goes into downstream businesses, goes into downstream formulation where we’re taking our MDI and we’re mixing it with our own polys and mixing it with other amines and other products that we’re producing, products that we’re buying.

And as we look at that, if the markets get particularly tight and you see spikes that occur in more commoditized MDI, Huntsman may not be able to take full advantage of that because I think that most of our MDI — I’d like to see three quarters of it if not more going downstream because the majority of the time, I would much prefer to have an 18 plus percent EBITDA margin business that’s consistent, it’s growing consistently, we have consistent performance, and you control that supply chain.

You can control that chemistry going downstream. You control the value of that chemistry. So as I look at that on tightness, I’m not sure that Huntsman will be on its own without any partners or anything building crude MDI facilities in the future. I think that our focus and our resources and our capital is going to be much better spent continuing to move further downstream in those areas of growth and opportunity. You know, where we’re seeing solid, in many of our downstream applications formulation applications, we’re seeing in excess of 20% EBITDA margins in those applications and strong growth. So that’s going to be our focus longer term.

<Q — Hassan Ahmed>: Understood. Understood. Very helpful. Now, as a follow up, on the other side of things. As I take a look at your raw material costs, some of the core raw materials be it benzene, be it methanol and the like, came down decently through the course of Q2. So just trying to get a sense of, A, what sort of tailwind was that for you be it on a quarter-over-quarter or year-over-year basis. And then part and parcel with that, you’re guiding to being able to generate over $150 million in free cash in the back half of the year. So just trying to get a feel of what sort of raw material pricing environment are you baking into that forecast?

<A — Peter Huntsman — Huntsman Corp.>: I think that on a macro basis, we’re assuming that crude and natural gas really stays fairly consistent. You’re going to see some choppiness in the downstream. A year ago at this time crude was in the mid to high 40s and as we look at second quarter, crude WTI though we don’t buy it is an indicator, it’s 48 bucks. As we look at natural gas a year ago, it was around $2 and today it’s around $3, benzene has moved up a little bit. It’s up 9 or 10% over the last year. Butane a big raw material, of course, is up 20%. You’re going to see some choppiness in that. But I think most of our businesses are — the products are running at solid capacities and we have enough downstream applications.

You might see a quarter delay in the raw materials that we take, and the prices that we’re able to pass on to customers. But I think within a quarter or two, we ought to be able to most all of our products are strong enough today, downstream enough, differentiated enough, we ought to be able to pass through those price — in raw material price movements.

<Q — Hassan Ahmed>: Very helpful. Thank you so much, Peter

<A>: Thank you.

Operator:  Your next question comes from the line of John Roberts. Please proceed.

<Q — John Roberts>: Good morning.

<A>: Good morning.

<Q — John Roberts>: How many segments do you think you’ll ultimately end up with after the merger?

<A — Peter Huntsman — Huntsman Corp.>: Less than the reported eight that we have today.

<Q — John Roberts>: Can you narrow that range at all?

<A — Peter Huntsman — Huntsman Corp.>: Well, I would, but I think that’s something that we’re working on very closely with our counterparts, and until we’ve had an opportunity to really go through and get regulatory approval, and look at customers chemistries, applications and so forth, we would like to try to obviously simply it and make sure that there’s clarity on a financial reporting basis. But, yes, we would like to definitely get it down below where we are today. But I am just simply not in a position where we’re going to say it’s going to be four divisions, six divisions, or anything like that.

<Q — John Roberts>: All right. And more operationally, are you fully self-sufficient on PO and polyols and to move more MDI downstream? Do you need to buy more PO or Polyol capacity?

<A — Peter Huntsman — Huntsman Corp.>: I think we’re in a very good position right now with propylene oxide. We’ve a large very competitive producer, a low cost producer in North America. We’re net buyer in the European markets. We have long-term agreements. And obviously with the completion of our PO/MTBE joint venture we have in China, we’ll be sufficiently supplied in China. So I do not see PO or Polyols, either one, as being a limiting factor on the growth of profitability of our MDI downstream formulation business going forward.

<Q — John Roberts>: Thanks.

<A>: Thank you.

Operator:  Your next question comes from the line of Laurence Alexander. Please proceed.

<Q — Laurence Alexander>: Good morning. Two quick questions. I think it was back in 2016 you were highlighting your growth project pipeline which I think was about $2.5 billion of investment for about $300 million, $400 million EBITDA tailwind. What’s your current thinking for what the pipeline for growth projects might be for 2018 to 2020? So that’s the first one. And then the second question is for the stand alone new Huntsman, how much leakage do you expect for any pension costs, run rate restructuring, other cash flow items that would be a bit of a drag on the cash flow bridge post the Venator spin?

<A — Peter Huntsman — Huntsman Corp.>: I’ll go ahead and answer the growth project, and turn over to Sean the other questions. On the growth projects, I would say, Lawrence, that over the last two to three years we have had fairly heavy capital investment in areas that we thought we would be needing excess capacity. And that would include our MDI, our downstream PO which we’re satisfying through joint ventures, our downstream MDI that we have through our couching expansion to our expansion in Rotterdam. We spent a lot of money in restructuring, expanding our capabilities in advanced materials and the aerospace industry.

We spent several hundred million dollars in restructuring and expanding and investing in the Venator assets as well. Our titanium dioxide. And I think that that $300 million in benefit that we see on an overall basis. If I look at just where we were last year to where we will come out this year, if we kept the pigments and additives business as part of our portfolio, I think you’ll see much of that $300 million just in this year to last year improvement that we’ll see in EBITDA because of that investment. That’s just over one year. So I think that investment is very sound over the last couple of years.

Now, as I look going forward, I think that the real growth drivers are going to be taking the volume that’s coming out of those capacities and continuing to move that further downstream. Moving that into formulations, moving that downstream into amines, moving it downstream through system houses, through the bolt-on acquisitions. I just announced one today in the U.K.

Another one and so as I look at our MDI business, roughly about 25% of our EBITDA comes through these smaller bolt-on acquisitions that take our MDI, move it downstream, and we make more EBITDA margin than we otherwise would be making if we were just selling into the market — into the polyurethanes market. So as I look over the next couple years, I see real opportunity to take the volume, move it downstream, less capital intensive, more R&D, more differentiated higher margin sort of opportunity.

<A — Sean Douglas — Huntsman Corp.>: Great. I’ll take the second question. As we look at restructuring and we try to bridge it together when we take pigments and additives out. Pigments and additives does carry a little bit of the lion’s share there of restructuring going forward. With that coming out, there’s not a lot left in terms of restructuring cash that’s going to be paid out. You think about second half, think about roughly $20 million of restructuring cash that would be left in the Huntsman’s portfolio excluding the Venator business. And if you look at pensions, there’s truly a little bit of a benefit there that will come to Huntsman as that goes out as Venator has a little bit of cash flow there as well.

<A>: Operator, I think with the constraint on time, we’ll take one more question.

Operator:  Your last question comes from the line of Jim. Please proceed.

<Q>: Thank you. Peter, where do you see global MDI operating rates today? And where do you see them going once your Caojing unit starts up?

<A — Peter Huntsman — Huntsman Corp.>: Global operating rates, they probably I would say in the low 90s. Again, that’s a tough number to talk about, well, to try to calculate, because when I look at global operating rates, you’re looking at designed — designed capacities. And oftentimes MDI facilities in particular. because they are trickier facilities to run, if you have a facility that is designed to operate at 400,000 metric tons, it’s pretty rare that you actually get that 400,000 metric tons out of it because you’re constantly having to go through maintenance work, T and Is, and so forth. So oftentimes we look at this capacity utilization on a theoretical basis that looks like today that it would be in the high 80s, around 90%.

I would say globally we’re in the low 90%, though it feels in some areas it’s tighter than that. I would imagine that Europe is in the mid to high 90s. America, it feels like is in the mid to high 90s, and Asia is obviously below 90%. But, again, as I look at Asia, I continue to see what feels like pretty good market conditions in Asia, margin-wise, demand and growth. And I’m not sure that that stated capacity in Asia is — that that necessarily means that’s how much MDI you can actually produce.

So sorry. That’s a rather long answer, but I oftentimes you look at a lot of these analyst reports and so forth that are showing MDI and somebody will start an MDI facility up midway through the next year, and they’ll show that facility starting up several hundred thousand metric tons over night, and then it just operates at that going forward. And that just is not the case in MDI. These facilities take months to commission and start up, and as we have seen over the last couple of years, not just in Huntsman but in the industry, these facilities, especially the larger you build them, you get a single contaminant that goes in, and the entire facility comes down, and you’re going through that start-up procedure all over again. So it feels that we’re right globally around 90% plus.

<Q>: Great. And there’s been a new propylene oxide project announced in Texas in the next few years. Can you talk about supply demand balances in that business? And how you see that developing over the course of time as that starts up?

<A — Peter Huntsman — Huntsman Corp.>: Well, that’s a lot of — that’s a lot of PO. I obviously had nothing to do with the decision to invest that much money and that much capacity, so I probably ought to keep my mouth shut or I’ll get in trouble.

<Q>: All right. Peter. Thank you.

Kurt Ogden, Vice President-Investor Relations and Finance

Great. Thank you for joining us on the call today. If you have any follow-up questions, please feel free to call or email Investor Relations, and we look forward to talking with you again next quarter. Thank you.

Operator:  Ladies and gentlemen, this concludes today’s conference. Thank you for your participation. You may now disconnect, and have a wonderful day. Thank you.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended.  Clariant Ltd (“Clariant”) and Huntsman Corporation (“Huntsman”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction and information relating to the proposed initial public offering of ordinary shares of Venator Materials PLC. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the initial public offering of ordinary shares by Venator Materials PLC or financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016 and quarterly report on Form 10-Q for the six months ended June 30, 2017. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov.

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Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.